UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

RESULTS - IFRS
THIRD QUARTER 2011 – 3Q11

Santander

Santander
Banco Santander (Brasil) S.A.

SANB11
NÍVEL 2
BM&FBOVESPA

BSBR
LISTED
NYSE

CONTENTS

CONTENTS

KEY CONSOLIDATED DATA	03

HIGHLIGHTS IN PERIOD	04

RATINGS	06

MACROECONOMIC ENVIRONMENT	07

RECENT EVENTS AND SUBSEQUENTS	08

STRATEGY	09

EXECUTIVE SUMMARY	10

SANTANDER'S RESULTS IN BRAZIL
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION	11
MANAGERIAL INCOME STATEMENT	12
BALANCE SHEET	18
RESULTS BY SEGMENT	24
CARDS	25

RISK MANAGEMENT	26

SUSTAINABLE DEVELOPMENT AND CORPORATE GOVERNANCE	28

SUMMARIZED BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS	29

KEY CONSOLIDATED DATA

KEY CONSOLIDATED DATA

The following information is based on the consolidated results of Banco Santander (Brasil) S.A. and was prepared in accordance with International Financial Reporting Standards (IFRS). The following data on the results and performance indicators are managerial, since they are based on the accounting results adjusted for the fiscal hedge operations of the investments in the Cayman branch and for the unification of accounting classification of the leasing transactions carried out during the integration of the systems of Santander Leasing Arrendamento Mercantil. Both the hedge adjustments, which impact the income tax and gains/losses on financial assets lines, and the adjustments at Santander Leasing, which impact the net interest income and provision for loan losses lines, have no effect on net profit. A reconciliation of the accounting result and the managerial result is available on page 11 of this report.

MANAGEMENT ANALYSIS	9M11	9M10	Var. 9M11x9M10	3Q11	2Q11	Var. 3Q11x2Q11
RESULTS (R$ million)
Net interest income	20,298	18,146	11.9%	6,899	6,760	2.1%
Net fees	5,484	5,108	7.4%	1,836	1,866	-1.6%
Allowance for loan losses	(7,063)	(6,876)	2.7%	(2,703)	(2,301)	17.5%
Administrative and personnel expenses	(9,012)	(8,278)	8.9%	(3,086)	(2,967)	4.0%
Net profit	5,956	5,464	9.0%	1,802	2,083	-13.5%
BALANCE SHEET (R$ million)
Total assets	414,983	357,631	16.0%	414,983	406,870	2.0%
Securities	74,743	80,470	-7.1%	74,743	105,521	-29.2%
Loan portfolio¹	184,788	153,997	20.0%	184,788	171,379	7.8%
Individuals	60,170	48,299	24.6%	60,170	56,647	6.2%
Consumer finance	28,712	26,455	8.5%	28,712	27,137	5.8%
SMEs	44,179	35,618	24.0%	44,179	41,034	7.7%
Corporate	51,727	43,625	18.6%	51,727	46,562	11.1%
Expanded Credit Portfolio[2]	199,331	163,924	21.6%	199,331	184,362	8.1%
Funding from Clients[3]	178,428	148,729	20.0%	178,428	174,828	2.1%
Total final equity	76,992	73,079	5.4%	76,992	75,280	2.3%
Total average equity excluding goodwill[4]	46,918	42,967	9.2%	46,918	46,247	1.5%
PERFORMANCE INDICATORS (%)
Return on shareholders' average equity - annualized[5]	10.6%	10.2%	0.4 p.p.	9.6%	11.2%	-1.6 p.p.
Return on shareholders' average equity excluding goodwill[4] - annualized[5]	16.9%	17.0%	-0.1 p.p.	15.4%	18.0%	-2.6 p.p.
Return on average asset - annualized[5]	2.0%	2.2%	-0.2 p.p.	1.8%	2.1%	-0.3 p.p.
Efficiency Ratio[6]	33.5%	33.8%	-0.3 p.p.	33.4%	33.1%	0.3 p.p.
Recurrence[7]	60.9%	61.7%	-0.9 p.p.	59.5%	62.9%	-3.4 p.p.
BIS ratio excluding goodwill[4]	19.1%	22.8%	-3.8 p.p.	19.1%	21.4%	-2.3 p.p.
PORTFOLIO QUALITY INDICATORS (%)
Delinquency[8] - IFRS	6.7%	6.1%	0.6 p.p.	6.7%	6.7%	0.0 p.p.
Delinquency[9] (more than 90 days) - BR GAAP	4.3%	4.2%	0.1 p.p.	4.3%	4.3%	0.0 p.p.
Delinquency[10] (more than 60 days) - BR GAAP	5.3%	5.0%	0.3 p.p.	5.3%	5.2%	0.1 p.p.
Coverage ratio IFRS[11]	89.0%	101.4%	-12.4 p.p.	89.0%	92.0%	-3.0 p.p.
Coverage ratio BR GAAP	141.2%	133.4%	7.8 p.p.	141.2%	143.0%	-1.8 p.p.
OTHER DATA
Assets under management - AUM (R$ million)	115,180	107,305	7.3%	115,180	113,196	1.8%
Numbers of credit and debit cards (thousand)	41,008	36,393	12.7%	41,008	38,430	6.7%
Branches	2,294	2,127	7.9%	2,294	2,273	0.9%
PABs (mini branches)	1,437	1,496	-3.9%	1,437	1,455	-1.2%
ATMs	18,342	18,124	1.2%	18,342	18,189	0.8%
Total Customers (thousand)	24,743	22,373	10.6%	24,743	24,054	2.9%
Total active current account (thousand)[12]	19,080	17,508	9.0%	19,080	18,918	0.9%
Employees[13]	52,770	52,702	0.1%	52,770	53,361	-1.1%
1. Management information.
2. Includes other Credit Risk Transactions with clients (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes) and acquired portfolio.
3. Includes savings, demand deposits, time deposits, debenture, LCA, LCI and Treasury Notes (Letras Financeiras - LFT).
4. Goodwill from the acquisition of Banco Real and Real Seguros Vida e Previdência.
5. As of 2Q11, the calculation of indicators was made linearly for better comparison. As a result, the indicators for prior periods were recalculated.
6. General expenses/total income .
7. Net commissions / General expenses.
8. (Portfolio overdue by more than 90 days plus loans with high default risk) / credit portfolio.
9. Portfolio overdue by more than 90 days / credit portfolio in BR GAAP.
10. Portfolio overdue by more than 60 days / credit portfolio in BR GAAP.
11. Allowance for loan losses / (portfolio overdue by more than 90 days plus loans with high default risk).
12. Active and inactive current account during a 30-day period, according to the Brazilian Central Bank.
13. Considering Banco Santander (Brasil) S.A. and its subsidiaries consolidated in the balance sheet.

HIGHLIGHTS IN PERIOD

HIGHLIGHTS IN PERIOD

RESULTS
• Net profit totaled R$5,956 million in the first nine months of 2011, up 9.0% (or R$492 million) on the R$5,464 million recorded in the same period of 2010. In the quarter, it decreased by 13.5%.

INDICATORS
•		Evolution of performance indicators in the twelve month period (9M11/9M10):
	-	Efficiency ratio: 33.5% in 9M11, improving 0.3 p.p.
	-	Recurrence ratio: 60.9% in 9M11, down 0.9 p.p.
	-	ROAE: 16.9% in 9M11, down 0.1 p.p.
•		Soundness indicators:
	-	BIS Ratio: 19.1% in September 2011, down 2.3 p.p. in three months and 3.8 p.p. in the last 12 months.
	-	Coverage ratio: 89.0% at September 2011, down 3.0 p.p. in three months and 12.4 p.p. in the last 12 months.

BALANCE SHEET
•		Total Assets of R$ 414,983 million, growing 16.0% in the last 12 months.
•		Loan portfolio of R$ 184,788 million, up 20.0% in the last 12 months. Expanded Credit portfolio increased 21.6% in the same period to reach R$ 199,331 million.
•		Total Equity of R$ 46,918 million (excluding goodwill of R$ 28,203 million)

SANTANDER SHARES – BOVESPA: SANB11 (UNIT), SANB3 (ON), SANB4 (PN) AND NYSE (BSBR)
• Market Capitalization[1] on 09/30/2011: R$ 52 billion or US$ 28 billion
• Number of shares (thousand): 399,044,117
• Earnings² in 3Q11 per:
• lot of 1,000 Shares - R$ 14.93
• lot of 10 Units - R$ 15.67
1.	Market capitalization: total shares (ON + PN)/105 (Unit = 50 PN + 55 ON) x Unit's closing price with a R$/US$ exchange rate of 1.8564. Excludes the total amount of shares repurchased until the end of September 2011, which corresponded 675,517,500 shares.
2.	Annualized 3Q11 Net Profit. Calculation does not consider the fact that the dividends attributed to the preferred shares are 10% higher than those attributed to the common shares.

HIGHLIGHTS IN PERIOD

RATINGS

Santander is rated by the main international agencies and the ratings assigned reflect its operating performance and the quality of its management. The following table presents the ratings assigned by the three major rating agencies.

RATINGS
		LONG TERM		SHORT TERM
RATING AGENCY		Ratings	Outlook	Ratings	Outlook
	National Scale	AAA (bra)	Stable	F1+ (bra)	Stable
Fitch Ratings	Local Currency	A-	Stable	F1	Stable
	Foreign Currency	BBB+	Stable	F2	Stable
	National Scale	brAAA	Stable	brA-1	Stable
Standard & Poor’s	Local Currency	BBB-	Stable	A-3	Stable
	Foreign Currency	BBB-	Stable	A-3	Stable
	National Scale	Aaa.br	Stable	Br-1	Stable
Moody’s	Local Currency	A2	Stable	P-1	Stable
	Foreign Currency	Baa2	Positive	P-2	Stable

* Fitch upgraded its rating for Santander Brasil on April, 7, 2011 and Moody's upgraded its rating for the Bank's foreign currency deposits on June 20, 2011.

MACROECONOMIC ENVIRONMENT

MACROECONOMIC ENVIRONMENT

The Brazilian economy continues to expand, albeit at a slower pace than in previous quarters. The second quarter GDP posted a 3.1% year-over-year growth, slightly below the 4.2% increase recorded in the first quarter. Domestic demand continues to drive economic growth: both private consumption and investments led the expansion in the second quarter, growing 5.5% and 6%, respectively. On the supply side, the services sector continues to outperform the industrial sector, growing 3.5% year-over-year in the second quarter, twice as much as industrial output (1.7%).

Despite the temporary relief in the mid-year readings, inflation continues to be a matter of concern. The IPCA pointed to a 5% year-to-date increase in consumer prices (above the Central Bank’s target of 4.5%) and a 7.3% year-over-year increase, surpassing the upper limit of the targeted inflation (6.5%). Food and services prices continue to exert the greatest pressure on consumer inflation, both increasing by around 9% over September 2010. Wholesale prices also rose 7.6% in the past twelve months, with the 15% increase in agricultural prices partially offset by a milder increase in industrial prices (5%). Despite the inflationary pressures, the Central Bank opted to initiate a interest rate easing cycle in late August, in order to minimize the impacts of the international crisis on the Brazilian economy. The monetary authority reduced the Selic rate by 1 percentage point between August and October (for the current 11.5% pa), signaling the possibility of further cuts in coming months.

Even though commodity prices have recently lost some steam, they are still fostering the growth in exports and, ultimately, the increase in Brazil’s trade surplus, which, in the twelve months through September, surpassed the US$ 30 billion mark, with exports growing 33% and imports 28%. On the other hand, the combination of robust domestic demand and a strong currency have led to a widening of the deficit in services and incomes, mostly driven by remittance of profits and dividends, and net expenditures from international travel. As a result, current account deficit has been relatively stable and, in the twelve-month period ending in August, stood at nearly US$ 50 billion, or 2.1% of GDP. The financing of such deficit remains broadly comfortable despite the worsening of the international crisis. Net foreign direct investment inflows remain robust (reaching a record US$ 75 billion in twelve months) and external lending for Brazilian companies remains more than enough to roll over the external debt payments. The positive foreign exchange flows to Brazil have limited the impact of the external turbulences on the Brazilian Real. Nevertheless, the Real closed the quarter at R$ 1.85/US$, nearly 20% weaker than at the end of the second quarter.

The outstanding credit provided by the financial system reached R$ 1.9 trillion by end-September, 19.6% higher than a year ago, corresponding to 48.4% of the GDP -- a new high. Non-earmarked credit grew 17.4% in the past twelve months, with similar performances by loans to individuals and companies (17.6% and 17.3% respectively). The latest indicators point to a slight deceleration in earmarked credit from the BNDES (which grew 18% year-over-year in September, versus 26% at the end of 2010). Meanwhile, housing credit growth remains robust at 50% year-over-year.

The recent period has highlighted the resilience of the Brazilian economy in the face of the stress and uncertainties in the global scenario. Robust domestic demand, reduced vulnerability to external pressures and a sound financial system have contributed decisively to this relative insulation of the Brazilian economy.

ECONOMIC AND FINANCIAL INDICATORS	3Q11	2Q11	3Q10
Country risk (EMBI)	209	163	206
Exchange rate (R$/ US$ end of period)	1.854	1.561	1.694
IPCA (in 12 months)	7.31%	6.71%	4.70%
Benchmark Selic Annual Rate	12.00%	12.25%	10.75%
CDI¹	3.01%	2.80%	2.61%
Ibovespa Index (closing)	52,324	62,403	69,430
1. Quarterly effective rate.

RECENT EVENTS AND SUBSEQUENTS

RECENT EVENTS

DIVESTMENT OF SANTANDER SEGUROS

On October 5, 2011, based on prior approval granted by the Superintendence of Private Insurance (SUSEP) on August 23, 2011, the Bank concluded the sale (“Transaction”) of all of the outstanding shares issued by its wholly-owned subsidiary Santander Seguros S.A. (“Santander Seguros”) to (i) ZS Insurance America, S.L., a holding company headquartered in Spain (“ZS Insurance”), fifty-one percent (51%) held, directly or indirectly, by Zurich Financial Services Ltd. and its affiliates (“Zurich”) and forty-nine percent (49%) held by Banco Santander, S.A. (“Santander Spain”), and (ii) Inversiones ZS America SPA, based in Chile and held by ZS Insurance (“Inversiones ZS”).

The transaction included the effective transfer (i) by Santander Brasil to ZS Insurance, of 11,251,174,984 common shares issued by Santander Seguros, and (ii) by Santander Brasil to Inversiones ZS, of 3 common shares issued by Santander Seguros, and with the payment of the preliminary purchase and sale price to Santander Brasil, in the amount of R$2,751,557,571.98.

The final purchase and sale price will be defined in due course, based on a special balance sheet to be prepared by Santander Seguros for the period ended September 30, 2011 and the price adjustment mechanisms laid out in the Purchase and Sale Agreement dated as of July 14, 2011.Once the price is defined, Santander Brasil will announce it to the public at large and offer its shareholders preemptive rights, in accordance with article 253 of Law 6,404/76.

The Transaction is part of the strategic alliance abroad between Santander Spain and Zurich, and involved the acquisition, by ZS Insurance, of all of the property and casualty insurance and life insurance and pension operations of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay.

As part of the Transaction, the Bank will exclusively distribute, over the next 25 years, through its branch network, insurance products, with the exception of auto insurance, which is not included under the exclusivity scope of the Transaction. As a result of these agreements, Banco Santander will receive remuneration equal to the amounts currently practiced.

The purpose of the Transaction is to promote and strengthen Banco Santander's operations in the insurance market by expanding its product line, targeting new customer groups and leveraging the distribution capacity of Banco Santander, among other factors. The Transaction is subject to SUSEP’s approval in accordance with applicable legislation.

SUBSEQUENT EVENTS

ELECTION OF CHAIRMAN OF THE BOARD OF DIRECTORS AND LONG-TERM INCENTIVE PLAN

Banco Santander held an Extraordinary Shareholders’ Meeting on October 25, 2011, which resolved to elect Mr. Celso Clemente Giacometti as Chairman of the Board of Directors and grant the Long-Term Incentive Plan – Investment in Depositary Share Certificates ("Units”) to certain administrators and management staff of the Company and its subsidiaries.

The Plan’s objectives are: (i) to align the interests of the Company and the employees to drive the growth and profitability of the Company’s businesses, on the one hand, and to recognize the contribution made by the participants, on the other; (ii) to enable the Company to retain employees by offering them, as an additional benefit, the opportunity to become the Company’s shareholders or increase their shareholdings under the terms and conditions envisaged in the Plan; and (iii) to spur the Company’s performance and shareholder interest through employees' long-term commitment.

STRATEGY

STRATEGY

Over the course of 2011, Santander completed the technological integration and brand unification, and now that it is better structured and well positioned, is ready to develop its business. Banco Santander Brasil’s strategy remains focused on becoming the best and most efficient bank in Brazil in generating value for shareholders, client and employee satisfaction and brand attractiveness.

Positioned as an universal Bank focused on retail, Santander shares the best global practices that set its business model apart. Efficient cost management, a strong capital base and conservative liquidity risk management translate this differential, which is based on 5 main pillars: 1) Customer oriented; 2) Global franchise; 3) Cost efficiency; 4) Prudent risk management; and 5) Solid balance sheet.

In September 2011, Banco Santander Brasil participated at the Investor Day held in London by the Santander Group, in which the CEO of Santander Brasil reaffirmed that the Bank is working to achieve all of its objectives. He also pointed out that, after the integration with Banco Real, Santander is now one of the 3 leading private banks in the country and that the unification of the brand and the technological platform has already captured important synergies.

The key points of Banco Santander’s strategy announced to the market for the period 2011 - 2013 were:

•The focus in improving customer services through quality services and infrastructure. The goal for opening branches in the period is between 100 and 120 branches per year;

•To intensify the relationship with customers in order to become the bank of choice of our customers by 2013;

•To increase the commercial punch in key segments/products, such as SMEs, issuer cards, acquiring business, mortgages and auto loans;

•To take advantage of cross selling opportunities for products and services;

•To continue building and strengthening the Santander brand in Brazil until it becomes one of the TOP 3 financial brands in attractiveness;

•To maintain its prudent risk management.

Banco Santander also announced that on the years 2012 and 2013, it expects to increase on a Compounded Annual Growth Rate (CAGR) basis its net profit by around 15%, revenues by 14%-16% and total credit portfolio by 15% -17%.

EXECUTIVE SUMMARY

EXECUTIVE SUMMARY

Banco Santander reported net profit of R$5,956 million in the first nine months of 2011, presenting a growth of 9.0% over the same period in 2010 and decline of 13.5% from the previous quarter. Total equity in September 2011 stood at R$46,918 million, which excludes R$28,203 million in goodwill from the acquisition of Banco Real and Real Seguros Vida e Previdência. Return on average equity adjusted for goodwill was 16.9% in the nine months, declining by 0.1 p.p. from the same period a year earlier. In the third quarter, ROAE was 15.4%, 2.6 p.p. lower than in June 2011.

The efficiency ratio stood at 33.5% in the nine months, improving by 0.3 p.p. from the same period of 2010. This is largely due to the increase in revenue from interest and fees, of 11.9% and 7.4% respectively. General expenses (administrative + personnel), on the other hand, increased 8.9% in the last 12 months, chiefly due to the impact of the collective bargaining agreement and the expansion of sales teams. In the quarter, the efficiency ratio increased by 0.3 p.p. to 33.4%.

- Sound Balance Sheet: The BIS ratio stood at 19.1% in September 2011, for a decrease of 3.8 p.p. in the last 12 months. Meanwhile, the coverage ratio stood at 89.0% in September 2011.

Santander’s strategy to grow its loan portfolio remains based on the most profitable segments: Individuals and SMEs. Consequently, the total portfolio reached R$184,788 million, growing 20.0% (or R$30,791 million) in the last 12 months. Of this, 66.4% came from these segments, with 38.6% from individuals and 27.8% from SMEs.In the quarter, the loan portfolio grew by 7.8%. This growth is partly due to the impact of the strong depreciation of the Real against the Dollar. Excluding this effect, the loan portfolio grew by 5.4% in the period.

The expanded credit portfolio[1] grew by 21.6% in the last 12 months and 8.1% on the previous quarter.

Loans to individuals expanded by 24.6% in the last 12 months and by 6.2% in the quarter. Growth in this segment was led by cards and mortgage loans in both periods. Loans to small and medium companies totaled R$44,179 million in the third quarter of 2011, with growth of 24.0% from a year earlier and 7.7% from the previous quarter.

Total funding, which includes funding from clients[2] and assets under management, reached R$293,608 million in September 2011, with growth of 14.7% from a year earlier and 1.9% from the previous quarter. Funding from clients reached R$178,428 million in the third quarter of 2011, growing 20.0% in the last 12 months, in line with the loan portfolio growth.

 ¹ Includes portfolio acquisitions and other operations with credit risk (debentures, receivables-backed investment funds, mortgage-backed securities, promissory notes and promissory notes placed abroad).
²Include savings deposits, demand deposits, time deposits, debentures, agricultural notes (LCA), real estate notes (LCI) and treasury notes (Letras Financeiras - LTF).

SANTANDER BRASIL RESULTS

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

To provide a better understanding of the results in IFRS, this report presents the Managerial Income Statement. The main difference from the Reported (Accounting) Income Statement is the adjustments made for the fiscal hedge operations of the investments in the Cayman branch and for the unification of accounting classification procedures for leasing transactions. Both adjustments have no effect on net profit.

Fiscal Hedge: The effects from fiscal hedge that previously were recorded in the income tax line were reclassified to the gain (losses) from financial assets and liabilities line. Under Brazilian income tax rules, gains (losses) resulting from the BRL/USD exchange rate variation on the dollar-denominated investments at the Cayman branch are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position, composed of derivatives, was set up so that the Net Profit is protected from the FX variations related to the foreign exchange exposure of the income tax line. Therefore, our effective tax rate and the income from gains (losses) on financial assets and liabilities plus exchange rates differences are still impacted by foreign exchange fluctuations.

Santander Leasing: Unification of the accounting classification of leasing transactions made during the integration of systems.

All information, indicators and comments concerning the Income Statement in this report are based on the Managerial Income Statement, except where stated otherwise.

INCOME STATEMENT (R$ Million)	9M11 Reported	Fiscal Hedge	Leasing Adjustment	9M11 Managerial	9M10 Reported	Fiscal Hedge	Leasing Adjustment	9M10 Managerial	3Q11 Reported	Fiscal Hedge	Leasing Adjustment	3Q11 Managerial	2Q11 Reported	Fiscal Hedge	Leasing Adjustment	2Q11 Managerial
Net Interest Income	20,298			20,298	17,735		(411)	18,146	6,899			6,899	6,760			6,760
Income from equity instruments	60			60	20			20	10			10	45			45
Share of results of entities accounted for using the equity method	46			46	34			34	13			13	15			15
Net fees	5,484			5,484	5,108			5,108	1,836			1,836	1,866			1,866
Fee and commission income	6,488			6,488	5,799			5,799	2,232			2,232	2,167			2,167
Fee and commision expense	(1,004)			(1,004)	(691)			(691)	(396)			(396)	(301)			(301)
Gains (losses) on financial assets and liabilities (net) + exchange rate differences (net)	(265)	(1,497)		1,232	1,495	125		1,370	(1,514)	(2,050)		536	776	356		420
Other operating income (expenses)	(222)			(222)	(210)			(210)	(46)			(46)	(147)			(147)
Total income	25,401	(1,497)		26,898	24,182	125		24,468	7,198	(2,050)		9,248	9,315	356		8,959
General expenses	(9,012)			(9,012)	(8,278)			(8,278)	(3,086)			(3,086)	(2,967)			(2,967)
Administrative expenses	(4,170)			(4,170)	(4,030)			(4,030)	(1,441)			(1,441)	(1,386)			(1,386)
Personnel expenses	(4,842)			(4,842)	(4,248)			(4,248)	(1,645)			(1,645)	(1,581)			(1,581)
Depreciation and amortization	(1,054)			(1,054)	(888)			(888)	(359)			(359)	(357)			(357)
Provisions (net)¹	(1,899)			(1,899)	(1,593)			(1,593)	(645)			(645)	(624)			(624)
Losses on assets (net)	(7,086)			(7,086)	(6,439)			(6,850)	(2,712)			(2,712)	(2,306)			(2,306)
Allowance for loan losses²	(7,063)			(7,063)	(6,465)		411	(6,876)	(2,703)			(2,703)	(2,301)			(2,301)
Losses on other assets (net)	(23)			(23)	26			26	(9)			(9)	(5)			(5)
Net gains on disposal of assets	22			22	200			200	15			15	(22)			(22)
Net profit before tax	6,372	(1,497)		7,869	7,184	125		7,059	411	(2,050)		2,461	3,039	356		2,683
Income tax	(416)	1,497		(1,913)	(1,720)	(125)		(1,595)	1,391	2,050		(659)	(956)	(356)		(600)
Net profit	5,956	-		5,956	5,464	-	-	5,464	1,802	-		1,802	2,083	-	-	2,083

1. Includes provisions for civil, labor and others litigations.
2. Includes recoveries of loans previously written off.

SANTANDER BRASIL RESULTS

MANAGERIAL INCOME STATEMENT¹ (R$ Million)	9M11	9M10	Var. 9M11x9M10	3Q11	2Q11	Var. 3Q11x2Q11
Net Interest Income	20,298	18,146	11.9%	6,899	6,760	2.1%
Income from equity instruments	60	20	200.0%	10	45	-77.8%
Share of results of entities accounted for using the equity method	46	34	35.3%	13	15	-13.3%
Net fees	5,484	5,108	7.4%	1,836	1,866	-1.6%
Fee and commission income	6,488	5,799	11.9%	2,232	2,167	3.0%
Fee and commision expense	(1,004)	(691)	45.3%	(396)	(301)	31.6%
Gains (losses) on financial assets and liabilities (net) + exchange rate differences (net)	1,232	1,370	-10.1%	536	420	27.7%
Other operating income (expenses)	(222)	(210)	5.7%	(46)	(147)	-68.7%
Total income	26,898	24,468	9.9%	9,248	8,959	3.2%
General expenses	(9,012)	(8,278)	8.9%	(3,086)	(2,967)	4.0%
Administrative expenses	(4,170)	(4,030)	3.5%	(1,441)	(1,386)	4.0%
Personnel expenses	(4,842)	(4,248)	14.0%	(1,645)	(1,581)	4.0%
Depreciation and amortization	(1,054)	(888)	18.7%	(359)	(357)	0.6%
Provisions (net)²	(1,899)	(1,593)	19.2%	(645)	(624)	3.4%
Losses on assets (net)	(7,086)	(6,850)	3.4%	(2,712)	(2,306)	17.6%
Allowance for loan losses³	(7,063)	(6,876)	2.7%	(2,703)	(2,301)	17.5%
Losses on other assets (net)	(23)	26	-188.5%	(9)	(5)	80.0%
Net gains on disposal of assets	22	200	-89.0%	15	(22)	-168.2%
Net profit before tax	7,869	7,059	11.5%	2,461	2,683	-8.3%
Income tax	(1,913)	(1,595)	19.9%	(659)	(600)	9.9%
Net profit	5,956	5,464	9.0%	1,802	2,083	-13.5%

1. Includes the Cayman tax reclassification and the unification of the accounting classification of leasing transactions
2. Includes provisions for civil, labor and others litigations.
3. Includes recoveries of loans previously written off.

Net interest income in nine months of 2011 was R$ 20,298 million, presenting a growth of 11.9% from the same period of 2010. Compared to the prior quarter, net interest income grew by 2.1%.

Revenues from credit operations climbed by 17.5% in the last 12 months and by 1.1% from the previous quarter, thanks to the growth in the average portfolio volume, of R$26.4 billion and R$8.8 billion in twelve months and three months, respectively. The lower spreads in the quarter reflect, mainly, the change in the loan portfolio mix. Revenues from deposits grew by 29.9% in the last 12 months and by 4.9% on the previous quarter.

In the last 12 months, non-interest bearing liabilities and others income declined by 7.6%, partly due to lower treasury gains. Thus, net interest margin associated to clients’ activities (loans plus deposits) grew at a faster pace than the increase in the total net interest margin in the last 12 months.

NET INTEREST INCOME (R$ Million)	9M11	9M10	Var. 9M11x9M10	3Q11	2Q11	Var. 3Q11x2Q11
Credit	15,327	13,040	17.5%	5,258	5,198	1.1%
Average Volume	166,539	140,107	18.9%	174,162	165,325	5.3%
Spread (Annualized)	12.3%	12.4%	-0.1 p.p.	12.0%	12.6%	-0.6 p.p.
Deposits	872	671	29.9%	305	291	4.9%
Average Volume[1]	116,384	103,181	12.8%	117,610	118,676	-0.9%
Spread (Annualized)	1.0%	0.9%	0.1 p.p.	1.0%	1.0%	0.0 p.p.
Non-interest bearing liabilities and others	4,098	4,434	-7.6%	1,336	1,271	5.1%
Total net interest income	20,298	18,146	11.9%	6,899	6,760	2.1%

1. Includes demand deposits, saving deposits and time deposits.

SANTANDER BRASIL RESULTS

GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES (NET) + EXCHANGE RATE DIFFERENCES

Excluding the effects from tax hedging of the investments at the Cayman branch, gains (losses) on financial assets and liabilities (net) plus exchange differences totaled R$1,232 million in the nine months of 2011, representing a decrease of 10.1% from the same period in 2010 and an increase of 27.7% from the previous quarter.

GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES (NET) (R$ Million)	9M11	9M10	Var. 9M11x9M10	3Q11	2Q11	Var. 3Q11x2Q11
Total	(265)	1,495	-117.7%	(1,514)	776	-295.2%
Cayman Fiscal Hedge	(1,497)	125	n.a.	(2,050)	356	n.a.
Total excluding Cayman Hedge	1,232	1,370	-10.1%	536	420	27.7%

NET FEES

Net fees amounted to R$5,484 million in the first nine months of 2011, up 7.4% from the same period in 2010, driven mainly by commissions on insurance policies and savings bonds and the sustained growth of the credit card business.

Commissions on insurance policies and savings bonds climbed by 38.4% to R$1,251 million in the first nine months of the year, partly due to the change in the effective term of life and personal accident premiums, which in 2011 ceased to be renewed on a monthly basis and began to be renewed on an annual basis. The impact on the nine-month figure was R$200 million. Excluding this effect, revenues from commissions on insurance policies and savings bonds grew by 16.6% in the nine months of the year and decreased by 3.4% on the previous quarter.

Revenues from credit and debit cards totaled R$968 million in the nine months of 2011, increasing 38.5% in the last 12 months, mainly due to the growth in acquiring business.

Asset management and pension fund fees came to R$899 million in the first nine months of 2011, growing 6.8% in the last 12 months and of 8.0% from the previous quarter. The quarterly growth is explained by the higher number of working days and by the increase in revenues from retail funds.

In the quarter, total fees decreased by 1.6%, chiefly due to the negative impact of the insurance and savings bonds line.

Excluding the annualized effect explained above, the total commissions would grow by 3.0%.

NET FEES (R$ Million)	9M11	9M10	Var. 9M11x9M10	3Q11	2Q11	Var. 3Q11x2Q11
Banking fees	1,775	1,781	-0.3%	650	579	12.4%
Insurance and capitalization	1,251	904	38.4%	333	433	-22.9%
Asset management and pension plans	899	841	6.8%	313	290	8.0%
Credit and Debit Cards	968	699	38.5%	334	323	3.2%
Receiving services	368	378	-2.8%	125	123	2.1%
Collection	291	297	-1.9%	100	100	-0.1%
Bills, taxes and fees	76	81	-6.3%	26	23	11.5%
Capital markets	313	364	-14.1%	107	137	-21.9%
Foreign trade	308	358	-14.0%	102	111	-8.3%
Others¹	(397)	(218)	82.0%	(128)	(129)	-0.4%
Total	5,484	5,108	7.4%	1,836	1,866	-1.6%
1. Includes taxes and others.

SANTANDER BRASIL RESULTS

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

General expenses (administrative + personnel) totaled R$9,012 million in the nine months of 2011, up 8.9% from the same period in 2010. In relation to the second quarter of 2011, general expenses climbed by 4.0%. The increase, both in relation to the same period of the previous year and the previous quarter, was concentrated in salaries, partly due to the collective bargaining agreement. In addition, the increase in general expenses reflects the expansion of the sales teams and the branch network.

Administrative expenses totaled R$4,170 million in the nine months of 2011, up 3.5% in the last 12 months and 4.0% on the previous quarter.

Personnel expenses amounted to R$4,842 million in the nine months of 2011, up 14.0% in the last 12 months and 4.0% on the previous quarter. The acceleration in the quarter is, as mentioned earlier, chiefly due to the collective bargaining agreement, which is mainly reflected in the salary line.

The efficiency ratio, which is obtained by dividing general expenses by total revenue, stood at 33.4%, increasing 0.3 p.p. from the previous quarter.

EXPENSES (R$ Million)	9M11	9M10	Var. 9M11x9M10	3Q11	2Q11	Var. 3Q11x2Q11
ADMINISTRATIVE EXPENSES
Specialized third-party technical services	1,147	1,136	1.0%	396	365	8.5%
Asset maintenance and conservation	801	725	10.5%	281	255	10.2%
Data processing	768	750	2.4%	241	274	-12.0%
Advertising, promotions and publicity	332	281	18.1%	130	119	9.2%
Communications	429	421	1.9%	144	142	1.4%
Transport and travel	113	108	4.6%	46	35	31.4%
Security and surveillance	379	381	-0.5%	133	122	9.0%
Others	201	228	-11.8%	70	74	-5.4%
Total	4,170	4,030	3.5%	1,441	1,386	4.0%
PERSONNEL EXPENSES
Salaries	3,137	2,706	15.9%	1,087	1,029	5.6%
Social security and pension plans	765	709	7.9%	248	247	0.4%
Benefits	644	584	10.3%	213	223	-4.5%
Training	78	55	41.8%	28	21	33.3%
Others	218	194	12.4%	69	61	13.1%
Total	4,842	4,248	14.0%	1,645	1,581	4.0%
ADMINISTRATIVE EXPENSES + PERSONNEL EXPENSES	9,012	8,278	8.9%	3,086	2,967	4.0%
DEPRECIATION AND AMORTIZATION	1,054	888	18.7%	359	357	0.6%
TOTAL GENERAL EXPENSES AND AMORTIZATION	10,066	9,166	9.8%	3,445	3,324	3.6%

SANTANDER BRASIL RESULTS

ALLOWANCE FOR LOAN LOSSES

Allowance for loan losses, including income from recoveries, totaled R$ 7,063 million in 9 months in 2011, 2.7% up year over year. Allowance for loans losses in the quarter, net of recoveries, increased 17.5%. This growth is mainly due to the increase in the loan portfolio (+7.8%) and in write-off (+33.2%) in the same comparison period. The impact of the write-off on provisions is the result of the difference between LGD (Loan Given Default) and the amount written off. This mismatch is explained by the fact that, in order to diminish operational risks, Santander decided to maintain the write off rules/timing from the Resolution 2682 from Brazil Central Bank in its IFRS implementation.

Note that, especially in the 9 months analysis per line (gross provisions and recoveries), the growth rates were impacted, mainly, by the IT integration that took place in the 1st quarter. In the quarter over quarter analysis the impact of the integration does not distort the individual lines.

RESULT OF ALLOWANCE FOR LOAN LOSSES (R$ Million)	9M11	9M10	Var. 9M11x9M10	3Q11	2Q11	Var. 3Q11x2Q11
Expense for allowance for loan losses [1]	(8,386)	(7,465)	12.3%	(3,126)	(2,653)	17.8%
Income from recovery of credit written off as loss	1,323	588	124.9%	423	352	20.3%
Total	(7,063)	(6,876)	2.7%	(2,703)	(2,301)	17.5%

1-9M10 includes impact of the R$ 411 million due for the unification of accounting classification procedures for leasing transactions.

DELINQUENCY RATIO (IFRS)

The delinquency ratio (credits overdue more than 90 days plus performing loans with high delinquency risk) stood at 6.7% in the third quarter of 2011, an increase of 0.6 p.p. on the same period in 2010 and stable in the quarter. This stability is partly due to the sharp depreciation of the Real against the Dollar. Excluding this effect, total portfolio delinquency ratio stood at 6.8% in 3Q11, up 0.1 p.p. on the previous quarter. The delinquency ratio for the corporate portfolio, excluding this effect, would be 4.9%, remaining stable in the same period of comparison. Then, even excluding the effect of exchange, delinquency growth slowed down in relation to the evolution in the previous quarter.

Note that the delinquency ratio is more conservative under IFRS than BR

GAAP and therefore is not comparable.

COVERAGE RATIO (IFRS)

The coverage ratio is obtained by dividing the allowance for loan losses by loans overdue more than 90 days, plus performing loans with high delinquency risk. In the third quarter of 2011, the ratio reached 89.0%, declining 3.0 p.p. from the previous quarter.

SANTANDER BRASIL RESULTS

DELINQUENCY RATIO IN BR GAAP (OVER 90 DAYS)

Credits overdue more than 90 days amounted to 4.3% of the total portfolio in the third quarter of 2011, an increase of 0.1 p.p. from a year earlier. Delinquency levels remained stable in the quarter due to the 0.2 p.p. decline in the corporate segment. This variation is partly due to the exchange rate effect. Excluding this effect, corporate delinquency would be 2.4%, down 0.1 p.p. in the quarter. Consequently, total delinquency would increase by 0.1 p.p. in the same period, reaching 4.4% in 3Q11. As observed in IFRS, there is an improvement in the growth of delinquency rate from the previous quarter.

NON-PERFORMING LOANS (OVER 60 DAYS) Non-performing loans overdue more than 60 days stood at 5.3% in 3Q11, increasing by 0.3 p.p. in the last 12 months and 0.1 p.p. from the previous quarter.

COVERAGE RATIO (BR GAAP)

The BR GAAP coverage ratio is obtained by dividing the allowance for loan losses by loans overdue more than 90 days. In the third quarter of 2011, the ratio reached 141.2%, decreasing 1.8 p.p. from the previous quarter.

SANTANDER BRASIL RESULTS

CONTIGENCIES PROVISIONS (NET)

Provisions (net) stood at R$1,899 million in the first nine months of 2011, increasing by 19.2% from the same period in 2010 and 3.4% from the previous quarter. The increase in the last 12 months is mainly due to the additional labor provisions and integration impacts.

PROVISIONS (R$ Million)	9M11	9M10	Var. 9M11x9M10	3Q11	2Q11	Var. 3Q11x2Q11
Provisions for civil, labor, fiscal and other contingencies	(1,899)	(1,593)	19.2%	(645)	(624)	3.4%

INCOME TAX

In the nine months of 2011, taxes on income came to R$ 1,913 million, or 19.9% more than in the same period of 2010.

Note that the tax line includes income tax, social contribution tax, PIS and COFINS and excludes the effects from the Cayman tax hedge positions, as already explained on page 10 of this report.

SANTANDER BRASIL RESULTS

BALANCE SHEET¹

ASSETS (R$ Million)	Sep/11	Sep/10	Var. Sep11xSep10	Jun/11	Var. Sep11xJun11
Cash and balances with the Brazilian Central Bank	65,296	53,361	22.4%	62,659	4.2%
Financial assets held for trading	29,783	23,738	25.5%	31,400	-5.1%
Other financial assets at fair value through profit or loss	657	16,665	-96.1%	18,402	-96.4%
Loans and advances to credit institutions	93	654	-85.8%	145	-35.9%
Loans and advances to customers	-	3	n.a.	-	n.a.
Debt Instruments	229	223	2.7%	214	7.0%
Equity Instruments	335	15,785	-97.9%	18,043	-98.1%
Available-for-sale financial assets	44,237	40,627	8.9%	55,680	-20.6%
Loans and receivables	194,132	169,250	14.7%	182,637	6.3%
Loans and advances to credit institutions	20,233	24,771	-18.3%	21,674	-6.6%
Loans and advances to customers	184,788	153,994	20.0%	171,379	7.8%
Debt Instruments	80	-	n.a.	79	n.a.
Allowances for credit losses	(10,969)	(9,515)	15.3%	(10,495)	4.5%
Tangible assets	4,698	4,212	11.5%	4,578	2.6%
Intangible assets	31,113	31,667	-1.7%	32,080	-3.0%
Goodwill	27,218	28,312	-3.9%	28,312	-3.9%
Others	3,895	3,355	16.1%	3,768	3.4%
Tax assets	16,986	15,258	11.3%	15,453	9.9%
Other assets	28,081	2,853	884.3%	3,981	605.4%
Hedging derivatives	79	104	-24.0%	105	-24.8%
Non-current assets held for sale	24,875	86	n.a.	47	n.a.
Investments in associates	418	440	-5.0%	404	3.5%
Others	2,709	2,223	21.9%	3,425	-20.9%
Total assets	414,983	357,631	16.0%	406,870	2.0%

LIABILITIES (R$ Million)	Sep/11	Sep/10	Var. Sep11xSep10	Jun/11	Var. Sep11xJun11
Financial liabilities held for trading	6,637	5,014	32.4%	5,337	24.4%
Financial liabilities at amortized cost	283,179	237,859	19.1%	280,311	1.0%
Deposits from credit institutions	42,362	41,361	2.4%	45,700	-7.3%
Customer deposits²	178,638	159,426	12.1%	176,806	1.0%
Marketable debt securities	38,112	14,944	155.0%	32,590	16.9%
Subordinated liabilities	10,603	9,432	12.4%	10,276	3.2%
Other financial liabilities	13,464	12,696	6.0%	14,939	-9.9%
Liabilities directly associated with non-current assets held for sale	22,349	-	n.a.	-	n.a.
Liabilities for insurance contracts	-	17,893	n.a.	20,517	n.a.
Provisions³	9,110	9,910	-8.1%	9,371	-2.8%
Tax liabilities	12,063	10,047	20.1%	12,131	-0.6%
Other liabilities	4,653	3,829	21.5%	3,923	18.6%
Hedging derivatives	25	17	47.1%	1	n.a.
Other liabilities	4,628	3,812	21.4%	3,922	18.0%
Total liabilities	337,991	284,552	18.8%	331,590	1.9%
Total Equity[4]	76,992	73,079	5.4%	75,280	2.3%
Total liabilities and equity	414,983	357,631	16.0%	406,870	2.0%
1. Unaudited balance sheet accountant
2. Includes repo.
3. Provisions for pensions and contingent liabilities.
4. Includes minority interest and adjustment to market value.

In the third quarter of 2011, total assets came to R$ 414,983 million, up 16.0% in the last 12 months, chiefly due to the expansion in the credit portfolio and in the cash and reserves held at the Central Bank .In addition, as a result of the fact that the sale of the Bank’s equity interest held in the subsidiary Santander Seguros S.A. (Santander Seguros) became “highly likely” on September 30, 2011 with the prior authorization issued by the Susep, the investment was classified as “non-current assets held for sale” in the amount of R$2,382,035. Santander Seguros' assets classified as held for sale totalize R$24,731,463 mainly represented by Debt and Equity Instruments (public securities, private securities and specially constituted fund quotas – benefit plan guarantors – PGBL/VGBL) totaling R$21,551,422. Liabilities directly associated with non-current assets held for sale totaled R$22,349,428, mainly represented by R$21,278,718 relative to the technical provisions for insurance and private pension operations.

SANTANDER BRASIL RESULTS

SECURITIES

The securities portfolio stood at R$74,743 million in the third quarter of 2011, for a decrease of 7.1% in the last 12 months and 29.2% in the three months.

In September 2011, “PGBL/VGBL fund quotas” were reclassified under “Non-current assets held for sale”, due to the condition for sale of the Bank’s interest in Santander Seguros, as already mentioned. For better comparison, we have excluded from previous periods, the amounts corresponding to PGBL and VGBL fund quotas from total securities. In this comparison, securities grew by 15.5% in twelve months and declined by 14.9% from the previous quarter, due to the reduction in public securities.

SECURITIES (R$ Million)	Sep/11	Sep/10	Var. Sep11xSep10	Jun/11	Var. Sep11xJun11
Public securities	54,827	49,259	11.3%	68,761	-20.3%
Private securities, funds quotas / others	13,812	10,333	33.7%	13,580	1.7%
PGBL / VGBL fund quotas	-	15,785	n.a	17,702	n.a
Financial instruments	6,104	5,093	19.9%	5,478	11.4%
Total	74,743	80,470	-7.1%	105,521	-29.2%
Total Securities (excluding PGBL / VGBL fund quotas)	74,743	64,685	15.5%	87,819	-14.9%

CREDIT PORTFOLIO

The credit portfolio stood at R$ 184,788 million in the third quarter of 2011, growing 20.0% in the last 12 months and 7.8% in the last three months. Excluding the effects from the appreciation in the Brazilian Real against U.S. Dollar, the credit portfolio grew by 18.6% from September 2010 and by 5.4% from June 2011.

Under IFRS, the credit portfolio does not include the acquisition of portfolios from other banks with recourse. Including the balance of these acquisitions and excluding foreign exchange effects, the credit portfolio grew by 19.8%.

The expanded credit portfolio, which includes portfolio acquisitions and other operations with credit risk, grew by 21.6% in the last 12 months and by 8.1% on the prior quarter. Other operations with credit risk were originated in the Corporate Segment.

Under BR GAAP, the expanded credit portfolio stood at R$ 199,757 million at the close of the period, presenting a growth of 21.3% from September 2010.

MANAGERIAL BREAKDOWN OF CREDIT ¹ TO CLIENTS (R$ Million)	Sep/11	Sep/10	Var. Sep11xSep10	Jun/11	Var. Sep11xJun11
Individuals	60,170	48,299	24.6%	56,647	6.2%
Consumer finance	28,712	26,455	8.5%	27,137	5.8%
SMEs	44,179	35,618	24.0%	41,034	7.7%
Corporate	51,727	43,625	18.6%	46,562	11.1%
Total	184,788	153,997	20.0%	171,379	7.8%
Other credit related transactions²	11,367	5,541	105.1%	9,195	23.6%
Aquired Portfólio[3]	3,176	4,385	-27.6%	3,788	-16.1%
Total expanded credit portfolio	199,331	163,924	21.6%	184,362	8.1%
Total guarantees	22,246	21,497	3.5%	22,145	0.5%
Total Expanded Credit Portfolio with guarantees	221,577	185,421	19.5%	206,507	7.3%
Total expanded² credit portfolio - BR GAAP (excluding guarantees)	199,757	164,625	21.3%	185,036	8.0%

1. SMEs and Corporate loans for the year 2010 have been reclassified for comparison purposes with the current period, due to re-segmentation of clients occurred in 2011
2 - Includes Debenture, FIDC, CRI , Floating Rate Notes and Promissory Notes
3 - Credit portfolios, mainly Payroll loans, purchased with recourse from other banks.

SANTANDER BRASIL RESULTS

LOANS TO INDIVIDUALS

In the third quarter of 2011, loans to individuals came to R$ 60,170 million, growing 24.6% in the last 12 months and 6.2% on the previous quarter. Growth in this segment was driven primarily by credit cards and mortgage loans.

The credit card portfolio expanded by 32.1% in the last 12 months and by 5.9% on the prior quarter, reaching R$ 12,394 million in the third quarter of 2011.

Mortgage loans to individuals totaled R$ 8,881 million, up 45.3% in the last 12 months and 16.1% in the last three months.

CONSUMER FINANCE

The consumer finance portfolio ended the third quarter at R$ 28,712 million, presenting an increase of 8.5% in the last 12 months and 5.8% in the last three months. The growth in the quarter, reflecting, mainly, increased commercial strategy, better risk management (improvement in automatic decision) review and adjustment of products and operations. Moreover, the reinforcement of sales team allowed the increase of customer base.

CORPORATE AND SMES LOANS

Credit to corporate and SME reached R$95,905 million in the third quarter of 2011, growing by 21.0% in the last 12 months and 9.5% on the previous quarter. Part of the growth in the quarter is due to the exchange rate variation, since there are operations indexed to foreign currency in this segment. Excluding this effect, growth would be 4.7% in the quarter.

Loans to large companies came to R$51,727 million, up 18.6% in the last 12 months and 11.1% in the quarter. If we considered other operations with credit risk, given that a significant portion of these operations was originated in the large company segment, growth would be even higher. As already mentioned, part of the growth in the quarter is due to the depreciation of the Real against the Dollar. Excluding this effect, loans to large companies would grow 3.3% in the quarter.

Loans to small and medium companies totaled R$ 44,179 million in the third quarter of 2011, growing 24.0% from a year earlier and of 7.7% from the previous quarter. Thus, just as in the large companies segment, growth in the quarter is partly due to the exchange rate effect. Excluding this effect, growth would be 6.4% in the quarter.

SANTANDER BRASIL RESULTS

INDIVIDUALS AND CORPORATE LOAN PORTFOLIO BY PRODUCT

The following table presents a breakdown of the credit portfolio by product. As mentioned earlier, growth in the Individuals portfolio was led by mortgage loans, credit cards and payroll loans.

In the Corporate portfolio, the highlights were real estate credit, which grew by 20.7% in the last 12 months, and trade finance, which increased by 15.0% in the same comparison.

BREAKDOWN OF MANAGERIAL CREDIT PORTFOLIO BY PRODUCT (R$ Million)	Sep/11	Sep/10	Var. Sep11xSep10	Jun/11	Var. Sep11xJun11
Individuals
Leasing / Auto Loans¹	2,291	2,385	-3.9%	2,353	-2.6%
Credit Card	12,394	9,383	32.1%	11,707	5.9%
Payroll Loans²	15,123	13,518	11.9%	14,857	1.8%
Mortgages	8,881	6,114	45.3%	7,647	16.1%
Agricultural Loans	2,693	2,893	-6.9%	2,560	5.2%
Personal Loans / Others	21,964	18,391	19.4%	21,311	3.1%
Total Individuals including acquired portfolio	63,346	52,684	20.2%	60,434	4.8%
Total Individuals	60,170	48,299	24.6%	56,647	6.2%

Consumer Finance	28,712	26,455	8.5%	27,137	5.8%

Corporate and SMEs
Leasing / Auto Loans	2,987	3,024	-1.2%	2,930	1.9%
Construction Loans	6,180	5,119	20.7%	6,278	-1.6%
Trade Finance	21,782	18,937	15.0%	18,685	16.6%
On-lending	7,551	7,540	0.2%	7,557	-0.1%
Agricultural Loans	1,823	1,920	-5.1%	1,817	0.3%
Working capital / Others	55,583	42,703	30.2%	50,328	10.4%
Total Corporate and SMEs	95,905	79,244	21.0%	87,596	9.5%

Total Credit	184,788	153,997	20.0%	171,379	7.8%
Other Credit Risk Transactions with clients[3]	11,367	5,541	105.1%	9,195	23.6%

Total Expanded[3] Credit Portfolio	196,155	159,538	23.0%	180,574	8.6%

Acquired portfolio[4]	3,176	4,385	-27.6%	3,788	-16.1%
Total Expanded[3] Credit Portfolio including acquired portfolio	199,331	163,924	21.6%	184,362	8.1%

1. Including the loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 25,790 in 3Q11, R$ 24,384 million in 2Q11, R$ 23.691 million in 3Q10.
2. Includes Payroll Loan acquired portfolio
3. Includes Debentures, FIDC, CRI, Floating Rate Notes and Promissory Notes
4. Credit portfolios, mainly payroll loans, acquired from other banks.

SANTANDER BRASIL RESULTS

FUNDING

Total funding, which includes funding from clients and assets under management, reached R$293,608 million in September 2011, increasing 14.7% from a year earlier. This growth was led by time deposits, up 14.5%, and savings deposits, up 8.5%.

Funding from clients stood at R$178,428 million in September 2011, growing by 2.1% from the previous quarter and 20.0% from September 2010, in line with the growth of the loan portfolio in this operation. The acceleration observed in the last 12 months reflects the use of an important new funding instrument, treasury notes (Letras Financeiras - LFTs). This financial instrument ensures greater stability in funding activities, since the minimum term is two years. Moreover, since December 2010, LFTs have been exempt from reserve requirements, in contrast to time deposits, which have suffered an increase in their reserve requirement from 23% to 32%.

FUNDING (R$ Million)	Sep/11	Sep/10	Var. Sep11xSep10	Jun/11	Var. Sep11xJun11
Demand deposits	13,701	14,820	-7.6%	13,916	-1.5%
Savings deposits	30,271	27,903	8.5%	30,299	-0.1%
Time deposits	75,535	65,957	14.5%	76,890	-1.8%
Debenture/LCI/LCA¹	40,844	37,117	10.0%	38,840	5.2%
Letras Financeiras²	18,077	2,932	n.a.	14,883	21.5%
Funding from clients	178,428	148,729	20.0%	174,828	2.1%
Assets under management	115,180	107,305	7.3%	113,196	1.8%
Funding from clients + AUM	293,608	256,034	14.7%	288,024	1.9%

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)
2. Bonds issued by Financial Institution on the domestic market also called treasury notes in this release.

CREDIT/FUNDING RATIO

The following table shows the sources of funds used in credit operations, which includes deposits from clients, net of reserve requirements, offshore and domestic funding, as well as securities issued abroad.

In the nine months of 2011, funding grew in line with the loan portfolio growth in the 12 months. With this, the credit/funding ratio reached 100% in September 2011.

The bank has a comfortable liquidity position and a stable and adequate funding structure.

FUNDING VS. CREDIT (R$ Million)	Sep/11	Sep/10	Var. Sep11xSep10	Jun/11	Var. Sep11xJun11
Funding from clients (A)	178,428	148,729	20.0%	174,828	2.1%
(-) Reserve Requirements	(61,794)	(50,285)	22.9%	(59,679)	3.5%
Funding Net of Compulsory	116,634	98,444	18.5%	115,149	1.3%
Borrowing and Onlendings	28,475	25,259	12.7%	25,630	11.1%
Subordinated Debts	10,603	9,432	12.4%	10,276	3.2%
Funding Offshore	28,291	6,633	326.5%	23,429	20.8%
Total Funding (B)	184,003	139,768	31.6%	174,484	5.5%
Total Credit (C)	184,788	153,997	20.0%	171,379	7.8%
C / B (%)	100%	110%	-9.8 p.p.	98%	2.2 p.p.
C / A (%)	104%	104%	0.0 p.p.	98%	5.5 p.p.

1 - Bonds issued by Financial Institution on the domestic market

SANTANDER BRASIL RESULTS

BIS RATIO – BR GAAP

The Basel ratio reached 19.1% in September 2011, down 3.8 p.p. from the same period the year before and 2.3 p.p. from June 2011. The strong decline in the quarter arises from strong portfolio growth and the implementation of Central Bank Circular 3515, a macro prudential measure that doubles the capital consumption of long-term operations to individuals, from a risk weighting of 75% to 150%. Pursuant to this regulation, since July 2011, the Basel ratio has reflected the effect of originations of loan operations to individuals with a term of more than 24 months and payroll loans with a term of more than 36 months as of December 2010.

Note that Brazilian regulations require a minimum ratio of 11%.

The BIS ratio calculation[1] excludes the unamortized goodwill from the capital base.

OWN RESOURCES and BIS (R$ Million)	Sep/11	Sep/10	Var. Sep11xSep10	Jun/11	Var. Sep11xJun11
Adjusted Tier I Regulatory Capital¹	47,724	45,318	5.3%	46,543	2.5%
Tier II Regulatory Capital	6,775	7,260	-6.7%	7,209	-6.0%
Tier I and II Regulatory Capital¹	54,499	52,578	3.7%	53,752	1.4%
Required Regulatory Capital	31,406	25,384	23.7%	27,583	13.9%
Risk-weighted assets	285,511	230,764	23.7%	250,755	13.9%
Basel II Ratio	19.1%	22.8%	-3.8 p.p.	21.4%	-2.3 p.p.

Amounts calculated based on the consolidated information of the financial institutions (financial group)
1. Excludes the effect of goodwill relating to the merger of the shares of Banco Real and AAB Dois Par as per international rules.

1-BR GAAP figures are used for local capital requirements calculation. In BR GAAP, goodwill is amortized.

RESULTS BY SEGMENT

PROFIT BY SEGMENT

The bank has three business segments: Commercial Banking, Wholesale Banking and Asset Management and Insurance. Commercial Banking includes products and services for retail, consumer-finance, SME and corporate clients, except those served by Global Wholesale Banking (GB&M). GB&M consists of products and services for global corporate clients and treasury and investment banking activities. The Asset Management and Insurance segment includes asset management, pension fund, savings bond and insurance activities.

In the accumulated until September 2011, Commercial Banking accounted for 62% of profit[1] before tax according to IFRS, GB&M for 29% and Asset Management and Insurance for 9%.

Commercial Banking recorded profit[1] before tax until September 2011of R$ 4,855 million, a growth of R$ 438 million or 9.9% from the same period of 2010.

Global Wholesale banking reported profit[1] before tax of R$ 2,282 million until September 2011, a growth of R$ 225 million or 10.9% in the last 12 months.

Asset Management and Insurance posted profit¹ before tax of R$ 731 million until September 2011, increasing 25.2% or R$ 147 million over the same period the previous year.

1. Based on managerial figures, i.e., includes the Cayman hedge adjustment.

CARDS

CARDS - ISSUERS

Santander continues to strengthen its strategy to expand its operations in the credit card through alliances with large companies. In this regard, the Bank established an alliance with Vivo for the launch of a credit card that will offer exclusive advantages to clients in mobile telephony services and financial products as of 2012. The agreement is for 15 years.

In addition, Santander and the Raízen Group extended the alliance to include the distribution of credit cards in fuel stations with Shell brand. Thus, in addition to the Esso fuel stations, the Shell stations also began selling cards, further boosting new client acquisitions.

We have maintained the other products in the portfolio, offering our clients the innovative solutions developed in recent years, with which we expect to expand the client base and further improve satisfaction levels.

NUMBER OF TRANSACTIONS AND FINANCIAL VOLUME

We ended the third quarter with 212 million credit card transactions, 8.0% more than in the second quarter and 22.4% more than in the same period a year earlier.

Financial volume totaled R$35.6 billion in the third quarter, 5.9% more than in the previous quarter and 22.1% more than in the same period a year earlier.

CREDIT PORTFOLIO

Total credit card portfolio grew by 5.8% in the quarter in relation to the previous period. The financed portfolio’s share of this total increased from 31.6% in September 2010 to 32.9% in September 2011.

The solid performance of operations to finance outstanding balances contributed to the expansion of the financed portfolio, which grew by 36.3% in the last 12 months.

CARD BASE

The credit card base grew by 6.0% from the previous quarter, totaling 12.6 million cards, and by 13.9% in the last 12 months. Debit cards totaled 28.4 million in September 2011, up 12.2% in the last 12 months and 7.0% on the previous quarter.

RISK MANAGEMENT

RISK MANAGEMENT

CORPORATE GOVERNANCE OF RISK FUNCTION

The structure of Banco Santander's committees is designed in accordance with the highest management standards and based on a prudent vision of risk and the principle of know your client.

Their main duties are:

• Integrating and adapting the bank's risk culture to the local environment, as well as the risk management strategies and risk tolerance levels, which are all aligned with the group´s corporate guidelines.

• Approving credit applications, transactions and limits for customers and portfolios (wholesale and retail).

• Deliberating on the general issues associated with market risk.

• Remaining informed, assessing and complying with all recommendations made by the regulatory agencies in the fulfillment of duties.

• Ensuring that the activities of Banco Santander are consistent with the risk tolerance levels approved in advance by Santander's Executive Committee and Board of Directors, as well as aligned line with the policies of the Santander Group.

• Authorizing the use of local management tools and risk models and remaining informed of the results of their internal validation.

Risk function at Banco Santander are performed through the Executive Vice-Presidency for Risk, a department that is independent from the other business areas and reports directly to the Chief Executive Officer of Banco Santander and the Corporate Risk Officer of the Santander Group.

More details on the structure, methodologies and control systems are described in the report available on the website: www.santander.com.br.

CREDIT RISK

The role of the Credit and Market Risk Department is to develop policies and strategies for managing risk in accordance with the risk appetite determined by the Executive Committee. It is also responsible for the control and monitoring systems used to manage credit and market risk. These systems and processes are used to identify, measure, control and reduce the exposure to credit risk in individual transactions or those grouped due to their similarity.

Risk management activities are specialized in accordance with the specific characteristics of clients, and risk management processes are divided between individual customers and those with similar characteristics (standardized).

MARKET RISK

Market risk is the exposure to risk factors such as interest rates, exchange rates, commodity prices, stock prices and the prices of other assets, in accordance with the type of product, the size of the operation, the term and the conditions of the agreement, as well as the underlying volatility. The management of market risk adopts practices such as measuring and monitoring the use of limits pre-defined by the internal committees, the value at risk of the portfolios, the sensitivity to fluctuations in interest rates, the exposure to foreign exchange variation, liquidity gaps and other factors. This makes it possible to monitor risks that could affect the position of Santander portfolios in the various markets in which it operates.

Banco Santander operates in accordance with global policies, which are developed in accordance with the bank's risk tolerance level and aligned with the objectives in Brazil and in the world. The institution has developed its own risk management model that is based on the following principles:

• Functional independence;

• Executive capacity supported by knowing the client and maintaining strong relationships;

• Full scope of risk management functions (various types of risk);

• Decisions taken by collegiate bodies that assess all possible scenarios and do not compromise results through individual decisions, which include the Brazil Risks Executive Committee, which sets limits and approves transactions, and the Assets and Liabilities Executive Committee, which is responsible for managing capital and structural risks, including country risk, liquidity and interest rates;

• Management and optimization of the risk/return equation; and

• Advanced risk management methodologies, such as Value at Risk (VaR) (a 520-day simulation with a confidence level of 99% for a one-day time horizon), scenarios, sensitivity interest margin, sensitivity of book value and contingency plan.

RISK MANAGEMENT

The Credit and Market Risk Vice-President is responsible for the Market Risk Department, which is an independent area dedicated to implementing risk policies while taking into account both local and global corporate parameters.

OPERATIONAL RISKS, INTERNAL CONTROLS AND SARBANES-OXLEY LAW

Banco Santander´s corporative areas responsible for Technologic and Operational Risk Management and Internal Controls - SOX are subordinated to different vice presidents, with structure, procedure, methodologies, tools and specific internal models, guarantying through managerial models, an adequate identification, capture, assessment, control, monitoring, mitigation and loss events reduction. In addition, management and prevention of operational, technological and business continuity plan risks, besides the improvement of the internal control model, are in accordance with the determinations of New Basel Accord - BIS II and Sarbanes-Oxley requirements. Banco Santander also comply with the guidelines set out by Banco Santander España, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management –Integrated Framework.

The procedures developed and adopted are intended to put and maintain Banco Santander among the financial institutions recognized as the entities with the best practices for the management of operational risks, contributing to continuously improve the reputation, soundness and reliability in the local and international markets.

Senior management is an acting party, aligned with the function’s mission, by recognizing, participating and sharing responsibility for the continuous improvement of this culture and framework of the operational and technology risk management and the internal control system, in order to ensure the fulfillment of defined objectives and goals, as well as the security and quality of the products and services provided.

In compliance with Bacen Circular 3,383/2008, the Board of Directors of Banco Santander have opted for the Alternative Standardized Approach (ASA) to calculate the regulatory capital ratio required for operational risk.

To comply with 2010 Sarbanes-Oxley section 404 requirements, an environmental and internal control efficiency revision has been conducted and completed in February 2011, and no material issues were identified.

ENVIRONMENTAL AND SOCIAL RISK

Banco Santander has implemented Social and Environmental Risk Practices that are used in the credit approval process and for analyzing social and environmental matters when approving clients.

The department examines the social and environmental management of clients, verifying items such as contaminated areas, deforestation, labor violations and other problems associated with the risk of penalties.

A specialized team with expertise in the fields of biology, geology and chemistry monitors the social and environmental practices of clients, and a team of financial analysts studies the probability of damage related to these practices that could affect the securities and financial condition of the Bank's clients.

SUSTAINABLE DEVELOPMENT AND CORPORATE GOVERNANCE

SUSTAINABLE DEVELOPMENT

In September, Santander implemented a business plan to engage its branch network and corporate customer relationship areas in expanding business to ensure sustainability. The objective is to offer customized financial solutions to companies interested in improving their socio-environmental and business performance.

This strategy involves a complete cycle that starts with the determination of important issues to sustainability (energy, water, waste and accessibility), the sectors most impacted by these issues and a survey among customers that most likely need support for development in these areas. In addition to lists of potential customers, commercial managers received guidelines on each type of demand. Thus, the relationship manager helps the customer in identifying opportunities to improve their installations and processes and provides a socio-environmental financing line that promotes investment. To strengthen this focus, an incentive campaign will reward professionals that bring the maximum sustainable business.

This plan translates the concept of sustainability into the daily activities of the commercial teams, such that the businesses increasingly bring efficiency and profitability, together with social and environmental development.

In the same manner, Santander Financiamentos, through accredited stores, started offering direct consumer credit lines aimed at fostering sustainable businesses, including CDC Acessibilidade, CDC Eficiência Energética de Equipamentos and CDC Produção e Processos Mais Limpos.

Another initiative launched in the period was Comunidades Rio 2016, a program that is part of Santander's project for expansion and growth in Rio de Janeiro, known as Rio 100 em

5. Comunidades Rio 2016 is conducted by Santander Universidades in partnership with AfroReggae and nine other higher-learning institutions. The program includes the granting of 510,000 academic scholarships and the training of labor to meet the demands of the 2014 World Cup and the 2016 Olympics. Nearly 200,000 people from the communities will be impacted.

CORPORATE GOVERNANCE

On August 24, 2011, the Stock Buyback Program was approved for a total of up to 57,006,302 Units, or American Depositary Receipts (ADR) by the Bank or its Cayman branch, corresponding to approximately 1.5% of the capital stock on July 31, 2011, pursuant to the Material Fact published on the same date. The Relevant Fact published for the Buyback Program can be accessed in the website www.ri.santander.com.br, in Corporate Governance section.

As explained before, on page 8, in the meeting of Board of Directors occurred on August 24,2011, Mr. Fábio Colletti Barbosa announced his resignation as Chairman and member of the Board of Directors. Consequently, the Board approved the submission of a proposal to the Extraordinary Shareholders’ Meeting nominating Mr. Celso Clemente Giacometti, an independent member of the Board and member of the Audit Committee, to the position of Chairman of the Board of Directors.

The same meeting approved the proposal to grant the Long-Term Incentive Plan – Investment in Depositary Share Certificates ("Units”) to certain administrators and management staff of the Company and its subsidiaries, which was the subject of discussion at the Extraordinary Shareholders’ Meeting.

Until September 30, 2011, Santander Brasil acquired and held in treasury 4,700,600 Units, amounting to R$69,960 thousand. The minimum, weighted average and maximum cost per Unit is, respectively, R$14.101599, R$14.883206 and R$16.063394. The Bank also acquired and held in treasury 1,732,900 ADRs, amounting to R$30,989 thousand. The minimum, weighted average and maximum cost per ADR is US$10.21. The market value of these shares on September 30, 2011 was US$13.72 per Unit and US$7.32 per ADR.

SUMMARIZED BALANCE SHEET

SUMMARIZED BALANCE SHEET[1]

ASSETS (R$ Million)	Sep/11	Jun/11	Mar/11	Dec/10	Sep/10
Cash and balances with the Brazilian Central Bank	65,296	62,659	57,443	56,800	53,361
Financial assets held for trading	29,783	31,400	23,541	24,821	23,738
Other financial assets at fair value through profit or loss	657	18,402	18,105	17,939	16,665
Loans and advances to credit institutions	93	145	212	292	654
Loans and advances to customers	-	-	-	-	3
Debt Instruments	229	214	210	224	223
Equity Instruments	335	18,043	17,683	17,423	15,785
Available-for-sale financial assets	44,237	55,680	52,171	47,206	40,627
Loans and receivables	194,132	182,637	178,758	174,107	169,250
Loans and advances to credit institutions	20,233	21,674	23,914	22,659	24,771
Loans and advances to customers	184,788	171,379	164,597	160,559	153,994
Debt Instruments	80	79	79	81	-
Allowances for credit losses	(10,969)	(10,495)	(9,832)	(9,192)	(9,515)
Tangible assets	4,698	4,578	4,576	4,518	4,212
Intangible assets	31,113	32,080	31,949	31,962	31,667
Goodwill	27,218	28,312	28,312	28,312	28,312
Others	3,895	3,768	3,637	3,650	3,355
Tax assets	16,986	15,453	14,343	14,842	15,258
Other assets	28,081	3,981	3,102	2,468	2,853
Hedging derivatives	79	105	128	116	104
Non-current assets held for sale	24,875	47	65	67	86
Investments in associates	418	404	394	371	440
Others	2,709	3,425	2,515	1,914	2,223
Total assets	414,983	406,870	383,988	374,663	357,631

LIABILITIES AND EQUITY (R$ Million)	Sep/11	Jun/11	Mar/11	Dec/10	Sep/10
Financial liabilities held for trading	6,637	5,337	4,898	4,785	5,014
Financial liabilities at amortized cost	283,179	280,311	261,011	253,341	237,859
Deposits from credit institutions	42,362	45,700	36,995	42,392	41,361
Customer deposits[2]	178,638	176,806	174,423	167,949	159,426
Marketable debt securities	38,112	32,590	26,907	20,087	14,944
Subordinated liabilities	10,603	10,276	9,974	9,695	9,432
Other financial liabilities	13,464	14,939	12,712	13,218	12,696
Liabilities directly associated with non-current assets held for sale	22,349	-	-	-	-
Liabilities for insurance contracts	-	20,517	20,179	19,643	17,893
Provisions[3]	9,110	9,371	9,010	9,395	9,910
Tax liabilities	12,063	12,131	10,590	10,530	10,047
Other liabilities	4,653	3,923	3,584	3,605	3,829
Hedging derivatives	25	1	-	-	17
Other liabilities	4,628	3,922	3,584	3,605	3,812
Total liabilities	337,991	331,590	309,272	301,299	284,552
Total Equity[4]	76,992	75,280	74,716	73,364	73,079
Total liabilities and equity	414,983	406,870	383,988	374,663	357,631

1. Unaudited balance sheet accountant
2. Includes repo.
3. Provisions for pensions and contingent liabilities.
4. Includes minority interest and adjustment to market value.

SUMMARIZED FINANCIAL STATEMENTS

SUMMARIZED MANAGERIAL FINANCIAL STATEMENTS

To provide a better understanding of the results in IFRS, we present the Managerial Income Statement. The main differences from the Reported (Accounting) Income Statement are the adjustments made for the fiscal hedge operations of the investments in the Cayman branch and for the unification of the accounting classification procedures for the leasing transactions of Santander Leasing Arrendamento Mercantil. The effects from fiscal hedge that previously were recorded in the line income tax were reclassified to the line gain (losses) from financial assets and liabilities. The tax hedge results that were reclassified on the managerial income statement are presented below for the quarter.

MANAGERIAL FINANCIAL STATEMENT ADJUSTED BY CAYMAN'S FISCAL HEDGE (R$ Millions)	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10
Interest and similar income	13,277	12,683	11,802	11,189	10,603	9,839	9,278
Interest and similar expense	(6,378)	(5,923)	(5,163)	(4,690)	(4,416)	(3,832)	(3,326)
Net Interest Income	6,899	6,760	6,639	6,499	6,187	6,007	5,952
Income from equity instruments	10	45	5	32	2	14	4
Share of results of entities accounted for using the equity method	13	15	18	10	11	13	10
Net fees	1,836	1,866	1,782	1,726	1,776	1,710	1,622
Fee and commission income	2,232	2,167	2,089	2,034	2,029	1,929	1,841
Fee and commision expense	(396)	(301)	(307)	(308)	(253)	(219)	(219)
Gains (losses) on financial assets and liabilities (net) + exchange rate differences (net)	536	420	275	233	472	290	608
Other operating income (expenses)	(46)	(147)	(29)	(138)	(105)	(60)	(45)
Total income	9,248	8,959	8,690	8,362	8,343	7,974	8,151
General expenses	(3,086)	(2,967)	(2,959)	(2,952)	(2,849)	(2,774)	(2,655)
Administrative expenses	(1,441)	(1,386)	(1,343)	(1,274)	(1,373)	(1,357)	(1,300)
Personnel expenses	(1,645)	(1,581)	(1,616)	(1,678)	(1,476)	(1,417)	(1,355)
Depreciation and amortization	(359)	(357)	(338)	(349)	(309)	(293)	(286)
Provisions (net)¹	(645)	(624)	(630)	(381)	(674)	(290)	(629)
Losses on assets (net)	(2,712)	(2,306)	(2,068)	(1,955)	(1,968)	(2,356)	(2,526)
Allowance for loan losses²	(2,703)	(2,301)	(2,059)	(1,907)	(1,961)	(2,393)	(2,522)
Losses on other assets (net)	(9)	(5)	(9)	(48)	(7)	37	(4)
Net gains on disposal of assets	15	(22)	29	(60)	35	48	117
Net profit before tax	2,461	2,683	2,724	2,665	2,578	2,309	2,172
Income tax	(659)	(600)	(653)	(747)	(643)	(543)	(409)
Net profit	1,802	2,083	2,071	1,918	1,935	1,766	1,763
1. Includes provisions for civil, labor and others litigations.
2. Includes recoveries of loans previously written off.

Under Brazilian income tax rules, gains (losses) resulting from the BRL/USD exchange rate variation on the dollar-denominated investments at the Cayman branch are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position, composed of derivatives, was set up so that the Net Profit is protected from the FX variations related to the foreign exchange exposure of the income tax line. Therefore, our effective tax rate and the income from gains (losses) on financial assets and liabilities plus exchange rates differences are still impacted by foreign exchange fluctuations.

The table below presents the fiscal hedge results which were reclassified in the managerial income statement.

CAYMAN'S FISCAL HEDGE (R$ Million)	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10
Gains (losses) on financial assets and liabilities (net) + exchange rate differences (net)	(2,050)	356	198	147	314	(140)	(49)
Income tax	2,050	(356)	(198)	(147)	(314)	140	49

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 27, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopes Galan Vice - President Executive Officer